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                              November 20, 2023

       Junsei Ryu
       Chairman and CEO
       TOYO Co., Ltd
       Tennoz First Tower F5, 2-2-4
       Higashi-shinagawa, Shinagawa-ku
       Tokyo, Japan 140-0002

                                                        Re: TOYO Co., Ltd
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted November
9, 2023
                                                            CIK No. 0001985273

       Dear Junsei Ryu:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment 1 to Draft Registration Statement on Form F-4

       Unaudited Pro Forma Combined Balance Sheet, page 150

   1. Please ensure the letters of the adjustments on page 151 correspond to the pro forma balance sheet. In this
regard, it appears as though adjustment (f) on the balance sheet corresponds to
adjustment (g) in the maximum redemptions scenario on page 151.
   2.                                                   We refer to adjustment
(e). As we note no disclosure elsewhere in the document
                                                        describing the capital
injection of $5 million from Fuji Solar, please revise to include further details
including when this will be paid, and whether the business combination transaction is
contingent upon this capital injection.
 Junsei Ryu
FirstName
TOYO Co.,LastNameJunsei    Ryu
            Ltd
Comapany 20,
November   NameTOYO
               2023     Co., Ltd
November
Page 2     20, 2023 Page 2
FirstName LastName
3. Please ensure that all material transactions subsequent to June 30, 2023 are presented in the pro forma balance sheet, if applicable. In this regard, we note the following:
             An additional $240,000 of extension payments made since June 30, 2023 per page
              108
             $8.1 million drawn on the line of credit from BIDV, subsequent to June 20, 2023, per page F-24, as page F-27 states that no amounts were drawn as of June 30, 2023
             $44.5 million drawn on related party loans since July 1, 2023 per page F-30
             $500,000 released from the Escrow Account on July 4, 2023
             $1.29 million borrowed from BIDV on August 31, 2023
             Additional Sponsor Notes issued per page F-48 with amounts drawn in July 2023.
         Refer to Item 5 of Form F-4 and Article 11 of Regulation S-X.
Blue World Acquisition Corporation Financial Statements, page F-31

4. Please update to include September 30, 2023 interim financial statements.
       Please contact Heather Clark at 202-551-3624 or Kevin Stertzel at 202-551-3723 if you
have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Erin Purnell at 202-551-3454 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:      Will Cai